HARBOR LIGHT SECURITIES, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

REVENUES	
Commissions earned	$ 6,828,410
Mutual funds	8,442
Insurance income	362
Other income	87,287
Total revenue	6,924,501
EXPENSES	
Compensation and benefits	$ 5,152,470
Commissions paid to other broker/dealers	1,066,655
Regulatory fees	39,704
Occupancy	13,128
Communications and data process	9,352
Other operating expenses	252,554
Total expenses	6,533,863
NET INCOME	$ 390,638